Exhibit 99.1

KEEGAN RESOURCES INC.

NOTICE OF SPECIAL MEETING OF KEEGAN RESOURCES INC. SHAREHOLDERS

to be held on February 19,2013

NOTICE IS HEREBY GIVEN that pursuant to the proposed acquisition by Keegan Resources Inc. ("Keegan") of all of the issued and outstanding common shares ("PMI Shares") of PMI Gold Corporation ("PMI") by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") a special meeting (the "Keegan Shareholders' Meeting") of the holders ("Keegan Shareholders") of common shares ("Keegan Shares") in the capital of Keegan will be held in Suite 1500 - Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia at 4:30 pm (Vancouver time) on February 19, 2013 for the following purposes:

(a)
to consider and, if thought advisable, to approve, with or without variation, a special resolution (the "Keegan Arrangement Resolution"), the full text of which is set forth in Appendix B to the accompanying joint management information circular of PMI and Keegan dated January 17,2013 (the "Information Circular"), approving:

(i)
in accordance with the TSX Company Manual, the issuance, or reservation for issuance, as the case may be, by Keegan, pursuant to the arrangement agreement dated December 5, 2012, between PMI and Keegan (the "Arrangement Agreement"), of 89,767,038 Keegan Shares, representing 105.57% of the issued and outstanding Keegan Shares as at the date of the Information Circular, being the number of Keegan Shares necessary to give effect to the Arrangement;

(ii)	the adoption of new articles of Keegan to comply with the requirements of the Australian Securities Exchange (the "ASX") and Australian regulations; and

(iii)	effective as of the Effective Time (as defined in the Arrangement Agreement) or as soon as possible thereafter, the change of name of Keegan from "Keegan Resources Inc." to "Asanko Gold Inc.";

(b)
to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix B to the Information Circular, approving a new Keegan share option plan to comply with the current listing rules of the ASX and Australian regulations (the "Keegan Share Option Plan Resolution");

(c)
to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix B to the Information Circular, approving a new Keegan performance rights plan (the

"Keegan Performance Rights Plan Resolution" and collectively with the Keegan Share Option Plan Resolution, the "Keegan Transaction Resolutions"); and

(d)	to transact such further and other business as may properly be brought before the Keegan Shareholders' Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Keegan Shareholders at the Keegan Shareholders' Meeting are set forth in the Information Circular.

The board of directors of Keegan UNANIMOUSLY recommends that Keegan Shareholders vote IN FAVOUR of the Keegan Transaction Resolutions. It is a condition to the completion of the Arrangement that the Keegan Arrangement Resolution be approved at the Keegan Shareholders' Meeting.

The Keegan Transaction Resolutions are closely linked. The implementation of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution is dependent on the approval of the Keegan Arrangement Resolution, such that if the Keegan Arrangement Resolution is not approved by Keegan Shareholders present in person or by proxy at the Keegan Shareholders' Meeting, the approval of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution will be withdrawn and will not be considered at the Keegan Shareholders' Meeting. Furthermore, although the implementation of the Keegan Arrangement Resolution is NOT dependent on the approval of either the Keegan Share Option Plan Resolution or the Keegan Performance Rights Plan Resolution, the failure of Keegan Shareholders present in person or by proxy at the Keegan Shareholders' Meeting to approve each of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution will unduly complicate management and employee compensation planning going forward but will not otherwise adversely affect the Arrangement insofar as Keegan Shareholders are concerned. Accordingly, Keegan Shareholders who are in favour of the Keegan Arrangement Resolution are strongly encouraged to vote in favour of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution.

The record date ("Record Date") for determination of Keegan Shareholders entitled to receive notice of and to vote at the Keegan Shareholders' Meeting was the close of business on January 16, 2013. Only Keegan Shareholders whose names have been entered in the register of holders of Keegan Shares on the close of business on the Record Date are entitled to receive notice of and to vote at the Keegan Shareholders' Meeting. This Notice is accompanied by a form of proxy and the Information Circular. Reference should be made to the Information Circular for details of the above matters.

Each Keegan Share entitled to be voted on each resolution at the Keegan Shareholders' Meeting will entitle the holder to one vote at the Keegan Shareholders' Meeting on all matters to come before the Keegan Shareholders' Meeting.

Your vote is important regardless of the number of Keegan Shares you own. Whether or not you are able to attend, if you are a registered Keegan Shareholder, we urge you to complete the enclosed form of proxy and return it in the envelope provided. A Keegan Shareholder may attend the Keegan Shareholders' Meeting in person or may be represented by proxy. Keegan Shareholders who are unable to attend the Keegan Shareholders' Meeting, or any adjournment or postponement thereof, in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Keegan Shareholders' Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by Computershare Investor Services Inc. by mail: 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department), or by facsimile: 1-866-249-7775 in North America (416-263-9524 outside North America), not later than 4:30 pm (Vancouver time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays or holidays) prior to the time to which the Keegan Shareholders' Meeting may be adjourned or postponed. Notwithstanding the foregoing, the Chair of the Keegan Shareholders' Meeting has the discretion to accept proxies received after such deadline. Keegan Shareholders may also vote by telephone: 1-866- 732-8683 (toll free in North America) or 312-588-4290 (international) or via the Internet: www.investorvote.com.

If a Keegan Shareholder receives more than one form of proxy because such holder owns Keegan Shares registered in different names or addresses, each form of proxy should be completed and returned.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Keegan Shareholders' Meeting; and (ii) other matters that may properly come before the Keegan Shareholders' Meeting. As of the date hereof, management of Keegan knows of no amendments, variations or other matters to come before the Keegan Shareholders' Meeting other than the matters set forth in this notice. Keegan Shareholders who are planning on returning the applicable accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote IN FAVOUR of the Keegan Transaction Resolutions.

If you are a non-registered Keegan Shareholder and have received these materials through your broker or through another intermediary, please complete and return the proxy form or request for voting instructions provided to you by your broker or other intermediary in accordance with the instructions provided thereon.

If you have any questions or require assistance with voting your Proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

Dated at the City of Vancouver, in the Province of British Columbia, this 17th day of January, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF
KEEGAN RESOURCES INC.

(Signed) "Shawn Wallace"
Chairman of the Board of Directors
Keegan Resources Inc.